UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Six Months Ended June 30, 2019

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	6
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	7
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
PART II - OTHER INFORMATION	64
LEGAL PROCEEDINGS	64
RISK FACTORS	64

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

On November 6, 2018, the Board approved a share capital increase and issued 1,161,870 shares, increasing the number of outstanding shares to 75,070,926.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares, increasing the number of outstanding shares to 75,406,357.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50.00002% of Interfile Serviços de BPO Ltda. and 50.00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the investment in Keepcon will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

On May 17, 2019, the Company acquired a stake corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

On June 7, 2019, the Company acquired a stake corresponding to 18.51% of the shares of R Brasil Soluções, now holding 100% of the company's shares.

Other Transactions

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by the Form F-3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

On October 31, 2017, our Board of Directors declared a cash interim dividend with respect to the ordinary shares of $0.3384 per share paid on November 28, 2017 to shareholders of record as of the close on November 10, 2017.

On November 13, 2017, Atento filed a Supplemental Prospectus with the SEC, for the sale of 12,295,082 ordinary shares. After the offering Pikco owns 48,520,671 ordinary shares in Atento, representing 64.34% of the outstanding shares.

On July 26, 2018, our Board of Directors approved the share buyback program. We estimated a repurchased amount of 30 million US. Dollars. The total shares repurchased until June 30, 2019 was 1,319,773 corresponding to $8.7 million. In the three months ended June 30, 2019, we purchased 214 shares for a total amount of $0.5 million. See the subsequent events for further information.

On April 4, 2019, Atento completed a renegotiation transaction of its financing structure throughout its subsidiary Atento Luxco 1. The Additional Notes of US$100 million were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes”). The Additional Notes and the Existing Notes were treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and will govern the Additional Notes.

The Additional Notes were priced at 99.251% of their principal amount and will mature on August 10, 2022. The Additional Notes are guaranteed on a senior secured basis by certain of Atento's wholly owned subsidiaries. The Existing Notes and the guarantees thereto are, and the Additional Notes and the guarantees thereto will be, secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the guarantors and Atento Argentina S.A.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2018		2018			2019
	Average FY	December 31	Average Q2	Average six months	June 30	Average Q2	Average six months	June 30
Euro (EUR)	0.85	0.87	0.84	0.83	0.86	0.89	0.89	0.88
Brazil (BRL)	3.65	3.87	3.60	3.43	3.86	3.92	3.84	3.86
Mexico (MXN)	19.24	19.65	19.42	19.06	19.69	19.12	19.16	19.21
Colombia (COP)	2,995.34	3,249.75	2,838.34	2,848.33	2,945.09	3,240.94	3,188.12	3,197.23
Chile (CLP)	641.38	695.69	620.73	611.35	647.95	683.69	675.35	679.86
Peru (PEN)	3.29	3.38	3.26	3.25	3.27	3.32	3.32	3.29
Argentina (ARS)	28.12	37.70	23.55	21.63	28.85	43.91	41.48	42.46

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial information of Atento are the consolidated results of operations of Atento for the three and six months ended June 30, 2018 and 2019.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim consolidated financial information for the six months ended June 30, 2019 (the “interim consolidated financial information”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 2 of the interim consolidated financial information, included elsewhere in this document, the accounting policies adopted in preparation of this interim consolidated financial information are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the IFRS 16 and IFRIC 23 adopted since January 1, 2019.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the three months ended June 30,		Change (%)	Change excluding FX (%)	As of and for the six months ended June 30,		Change (%)	Change excluding FX (%)
($ in millions)	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	473.4	441.1	(6.8)	2.5	963.8	877.8	(8.9)	2.2
(Loss)/profit from continuing operations	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
EBITDA (1)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)
Adjusted EBITDA (1)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)
Adjusted Earnings (2)	15.6	(0.9)	(105.5)	N.M.	23.1	(6.4)	(127.7)	N.M.
Adjusted Earnings per share (in U.S. dollars) (3)	0.21	(0.01)	(105.5)	N.M.	0.31	(0.09)	(127.6)	N.M.
Adjusted Earnings attributable to Owners of the parent (2)	14.8	(1.1)	(107.5)	N.M.	22.1	(7.2)	(132.5)	N.M.
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.20	(0.01)	(105.8)	N.M.	0.30	(0.10)	(132.4)	N.M.
Payments for acquisition of property, plant, equipment and intangible assets (4)	(12.5)	(3.8)	(69.6)	(67.8)	(28.9)	(22.2)	(23.2)	(35.7)
Total Debt	479.3	688.1	43.6	43.4	479.3	688.1	43.6	43.4
Cash and cash equivalents	106.4	116.6	9.6	12.2	106.4	116.6	9.6	12.2
Net debt with third parties (5)	372.9	571.5	53.3	52.0	372.9	571.5	53.3	52.0
Balance sheet data:
Total assets	1,256.8	1,393.2			1,256.8	1,393.2
Equity	334.1	284.4			334.1	284.4
Capital stock	0.048	0.049			0.048	0.049
Number of shares	73,909,056	75,406,357			73,909,056	75,406,357

N.M. means not meaningful

(1)      In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

           We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

           EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

           EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)      In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other non-ordinary expenses, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

           We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

           Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

           Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

           Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)      Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056  and 74,157,789 for the three months ended in June 30, 2018 and 2019, respectivally.  73,909,056 and 74.228.994, as of for the six months ended June 30, 2018 and 2019.

(4)      Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(5)      Impact in June 30, 2019 application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $165,7 million.

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)

(Loss)/profit from continuing operations	4.0	(6.6)	2.4	(52.2)
Net finance expense	21.9	19.1	41.5	36.4
Income tax expense (a)	(0.5)	(3.1)	5.1	31.9
Depreciation and amortization	23.6	33.2	49.9	68.5
EBITDA (non-GAAP) (unaudited)	49.1	42.6	98.8	84.6
Adjusted EBITDA (non-GAAP) (unaudited)	49.1	42.6	98.8	84.6

(*)   For the three months ended June 30, 2019, the EBITDA was impacted in $ 16.0 million due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $ 26.6 million. Depreciation and finance costs impacted in $11.1 million and $ 4.5 million respectively due to the application of the IFRS 16. For the six months was impacted in $ 29.7 million due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $55.4 million. Depreciation and finance costs impacted in $22.8 million and $9.2 million respectively due to the application of the IFRS 16.

 (a)   In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

       Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
(Loss)/profit from continuing operations	4.0	(6.6)	2.4	(52.2)
Amortization of acquisition related intangible assets (a)	5.3	6.3	11.0	11.1
Change in fair value of financial instruments (b)	(9.0)	-	(5.9)	-
Net foreign exchange gain/(loss)	19.0	1.4	21.8	3.1
Tax effect (c )	(3.8)	(1.9)	(6.1)	31.6
Total of add-backs	11.6	5.8	20.8	45.9
Adjusted Earnings (non-GAAP) (unaudited)	15.6	(0.9)	23.1	(6.2)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.21	(0.01)	0.31	(0.08)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	14.8	(1.1)	22.0	(7.1)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.20	(0.01)	0.30	(0.10)

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)     Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)     Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(c)      The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended June 30, 2018 and 2019, the effective tax rate after moving non-recurring items was 17.6% and 55.2%, respectively. For the six months ended June 30, 2018 and 2019, the effective tax rate after moving non-recurring items is 32.9% and 3.6%, respectively.

In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

 (**) Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056  and 74,157,789 for the three months ended in June 30, 2018 and 2019, respectively. 73,909,056 and 74.228.994, as of for the six months ended June 30, 2018 and 2019.

Financing Arrangements

Only our Senior Secured Notes agreement contain financial ratios as instrument to monitor the Company’s financial condition to pay interest expenses and dividends. The following is a brief description.

1.     Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of June 30, 2019, the current ratio was 4.6 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors the financial ratios under the debt agreement. As of June 30, 2019, we were in compliance with the terms of our covenants.

Net debt with third parties as of June 30, 2018 and 2019 is as follow:

	As of June 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	106.4	116.6
Debt:
Senior Secured Notes	398.9	499.9
Brazilian Debentures	16.4	-
BNDES	33.7	1.4
Financial Lease Payables (3)	7.3	169.6
Other Borrowings	22.9	17.2
Total Debt	479.3	688.1
Net Debt with third parties (1) (unaudited)	372.9	571.5
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	213.7	170.6
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.7x	3.3x

(1)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. Excluding IFRS 16 and extraordinary items, the Net Debt is $405,7 million and EBITDA LTM $166.1 million, so leverage was 2,4x.

(3)     Consider the impact in June 30, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $165,7 million and $3,9 million of others financial leases.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the six months ended June 30, 2019, Brazil accounted for 48.8% of our revenue, Americas accounted for 38.0% of our revenue and EMEA accounted for 14.0% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended June 30, 2019, Brazil accounted for 47.7% of our revenue, Americas accounted for 39.0% of our revenue and EMEA accounted for 13.9% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 93,403 as of June 30, 2018 to 92,515 as of June 30, 2019. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of June 30, 2018 and 2019:

	Number of Workstations		Number of Service Delivery Centers (1)
	2018	2019	2018	2019

Brazil	49,770	49,592	35	34
Americas	38,143	37,579	51	50
Argentina (2)	4,376	4,474	12	12
Central America (3)	2,389	2,510	4	4
Chile	2,612	2,829	3	4
Colombia	8,738	8,731	10	9
Mexico	9,454	9,319	15	15
Peru	9,060	8,513	4	3
United States (4)	1,514	1,203	3	3
EMEA	5,490	5,344	15	15
Spain	5,490	5,344	15	15
Total	93,403	92,515	101	99

(1) Includes service centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay
(3) Includes Guatemala and El salvador.
(4) Includes Puerto Rico

For the three and six months ended June 30, 2019, revenue generated from our 15 largest client groups represented 76.3% and 75.4% of our revenue, respectively, as compared to 74.1% and 75.1%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and six months ended June 30, 2019 our next 15 largest client groups represented 40.4% and 39.6%, respectively, as compared to 36.3% and 37.4%, respectively, in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the six months ended June 30, 2019, CRM BPO solutions and individual services comprised approximately 27.9% and 72.1% of our revenue, respectively. For the same period in 2018, CRM BPO solutions and individual services comprised approximately 25.7% and 74,3% of our revenue, respectively. For the three months ended June 30, 2019, CRM BPO solutions and individual services comprised approximately 28.0% and 72.0% of our revenue, respectively. For the three months ended June 30, 2018, CRM BPO solutions and individual services comprised approximately 26.4% and 73.6% of our revenue, respectively.

During the six months ended June 30, 2019, telecommunications represented 43.7% of our revenue and financial services represented 36.2% of our revenue, compared to 46.5% and 33.4%, respectively, for the same period in 2018. Additionally, during the six months ended June 30, 2018 and 2019 the sales by service were:

	For the six months ended June 30,
	2018	2019
Customer Service	50.9%	51.8%
Sales	17.0%	16.9%
Collection	7.9%	7.8%
Back Office	13.0%	12.6%
Technical Support	7.5%	7.0%
Others	3.7%	3.8%
Total	100.0%	100.0%

During the three months ended June 30, 2019, telecommunications represented 43.5% of our revenue and financial services represented 36.3% of our revenue, compared to 46.8% and 33.3%, respectively, for the same period in 2018. Additionally, during the three months ended June 30, 2018 and 2019 the sales by service were:

	For the three months ended June 30,
	2018	2019
Customer Service	51.3%	52.0%
Sales	17.8%	16.9%
Collection	7.8%	7.8%
Back Office	12.6%	12.3%
Technical Support	6.8%	7.1%
Others	3.7%	3.9%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the six months ended June 30, 2018 and 2019, is presented as follows:

	June 30,
	2018	2019
	(unaudited)
Brazil	81,274	82,222
Central America	5,238	4,749
Chile	5,777	5,783
Colombia	8,990	8,834
Spain	11,081	12,051
Mexico	17,623	16,518
Peru	14,557	12,811
Puerto Rico	414	580
United States	548	443
Argentina and Uruguay	8,431	7,735
Corporate	70	144
Total	154,003	151,870

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change excluding FX (%)	For the six months ended June 30,		Change (%)	Change excluding FX (%)
	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	473.4	441.1	(6.8)	2.5	963.8	877.8	(8.9)	2.2
Other operating income	5.9	0.8	(86.1)	(86.1)	7.9	1.5	(81.5)	(81.3)
Operating expenses:
Supplies	(17.1)	(15.1)	(11.9)	17.1	(34.7)	(31.9)	(8.1)	(0.3)
Employee benefit expenses	(357.2)	(334.7)	(6.3)	3.4	(724.7)	(674.0)	(7.0)	4.6
Depreciation (2)	(8.2)	(19.9)	142.4	N.M.	(19.5)	(41.7)	113.7	136.5
Amortization	(15.4)	(13.3)	(13.4)	(7.4)	(30.4)	(26.9)	(11.6)	(3.2)
Changes in trade provisions	0.2	(1.5)	N.M.	N.M.	(0.1)	(1.5)	N.M.	N.M.
Other operating expenses (3)	(56.1)	(48.1)	(14.2)	(5.7)	(113.3)	(87.3)	(22.9)	(13.4)
Total operating expenses	(453.9)	(432.6)	(4.7)	5.7	(922.8)	(863.2)	(6.5)	4.9
Operating profit	25.5	9.3	(63.4)	(65.8)	48.9	16.1	(67.1)	(63.2)
Finance income (4)	0.5	2.1	N.M.	N.M.	1.4	4.4	N.M.	N.M.
Finance costs (5)	(12.3)	(19.7)	60.5	67.9	(27.0)	(37.7)	39.7	48.6
Change in fair value of financial instruments	9.0	-	(100.0)	(100.0)	5.9	-	(100.0)	(100.0)
Net foreign exchange loss	(19.0)	(1.4)	(92.8)	(91.6)	(21.8)	(3.1)	(85.7)	(82.5)
Net finance expense	(21.9)	(19.1)	(13.0)	3.0	(41.5)	(36.4)	(12.3)	0.6
Profit before income tax	3.6	(9.7)	N.M.	N.M.	7.4	(20.3)	N.M.	N.M.
Income tax (expense)/benefit	0.5	3.1	N.M.	N.M.	(5.1)	(31.9)	N.M.	N.M.
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	3.3	(6.9)	N.M.	N.M.	1.3	(52.8)	N.M.	N.M.
Non-controlling interest	0.8	0.2	(68.9)	(64.3)	1.1	0.6	(44.3)	(35.9)
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)
Adjusted EBITDA (1) (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)

(1)             For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)             Due to the initial application of IFRS 16 the depreciation was negatively impacted in $11.1 million and $22.8 million for three months and six months ended in June 30, 2019, respectively.

(3)             Due to the initial application of IFRS 16 the other operating costs was positive impacted in $16.0 million and $29.7 million  for three months and six months ended in June 30, 2019, respectively.

(4)             For the three months and six months ended in June 30, 2019 contains a negative impact of $0.6 million and $2.2 million due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina, respectively.

(5)             Due to the initial application of IFRS 16 the finance costs was negatively impacted in $4.5 million and $9.2 million for the three and six months ended, respectively.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three and Six Months Ended June 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change Excluding FX (%)	For the six months ended June 30,		Change (%)	Change Excluding FX (%)
	2018	2019			2018	2019
	(unaudited)
Revenue:
Brazil	221.2	210.4	(4.9)	3.4	460.1	428.7	(6.8)	4.8
Americas	193.5	171.8	(11.2)	-	384.1	333.5	(13.2)	(1.3)
EMEA	61.4	61.2	(0.4)	5.7	125.3	123.3	(1.6)	5.5
Other and eliminations (1)	(2.7)	(2.3)	(15.8)	(11.9)	(5.8)	(7.7)	32.3	39.0
Total revenue	473.4	441.1	(6.8)	2.5	963.8	877.8	(8.9)	2.2
Operating expenses:
Brazil	(218.3)	(204.8)	(6.2)	2.0	(449.2)	(419.9)	(6.5)	5.1
Americas	(184.3)	(165.1)	(10.4)	3.2	(368.0)	(330.0)	(10.3)	1.8
EMEA	(59.9)	(59.6)	(0.4)	5.6	(123.4)	(121.4)	(1.6)	5.5
Other and eliminations (1)	8.5	(3.1)	(136.1)	(138.2)	17.8	8.0	(54.9)	(50.1)
Total operating expenses	(453.9)	(432.6)	(4.7)	5.7	(922.8)	(863.2)	(6.5)	4.9
Operating profit/(loss):
Brazil	3.1	5.7	83.4	102.2	11.1	9.0	(19.1)	(7.3)
Americas	14.7	7.0	(52.4)	(59.8)	23.4	4.1	(82.7)	(80.9)
EMEA	1.8	2.0	8.8	19.3	2.3	2.6	14.1	22.3
Other and eliminations (1)	5.9	(5.3)	N.M.	N.M.	12.1	0.4	(96.8)	(96.3)
Total operating profit	25.5	9.3	(63.4)	(65.7)	48.9	16.1	(67.3)	(63.2)
Net finance expense:
Brazil	(9.3)	(8.8)	(5.6)	3.4	(18.2)	(20.8)	14.5	28.5
Americas	(6.2)	(4.3)	(31.4)	13.0	(10.4)	(9.5)	(8.3)	31.5
EMEA	(0.9)	(0.1)	(84.0)	(82.9)	(1.0)	(0.8)	(17.8)	(10.2)
Other and eliminations (1)	(5.5)	(5.9)	6.9	8.8	(11.9)	(5.2)	(56.3)	(55.8)
Total net finance expense	(21.9)	(19.1)	(13.0)	3.0	(41.5)	(36.4)	(12.3)	0.6
Income tax benefit/(expense):
Brazil	3.4	0.1	(95.7)	(95.2)	3.1	3.0	(3.3)	4.3
Americas	(0.9)	(2.4)	N.M.	66.6	(3.6)	(1.8)	(51.2)	(52.4)
EMEA	(0.6)	2.4	N.M.	N.M.	(0.6)	(1.6)	N.M.	N.M.
Other and eliminations (1)(3)	(1.4)	2.9	N.M.	N.M.	(4.0)	(31.5)	N.M.	N.M.
Total income tax (expense)/benefit	0.5	3.1	N.M.	N.M.	(5.1)	(31.9)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil	(2.8)	(2.9)	5.2	13.0	(4.0)	(8.9)	121.5	142.2
Americas	7.6	0.4	(94.9)	(96.8)	9.5	(7.2)	N.M.	N.M.
EMEA	0.3	4.2	N.M.	N.M.	0.7	0.2	(70.8)	(70.0)
Other and eliminations (1)	(1.0)	(8.3)	N.M.	N.M.	(3.8)	(36.3)	N.M.	N.M.
(Loss)/profit from continuing operations	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	(2.8)	(2.9)	5.2	13.0	(4.0)	(8.9)	121.5	142.2
Americas	7.6	0.4	(94.9)	(96.8)	9.5	(7.2)	N.M.	N.M.
EMEA	0.3	4.2	N.M.	N.M.	0.7	0.2	(70.8)	(70.0)
Other and eliminations (1)	(1.0)	(8.3)	N.M.	N.M.	(3.8)	(36.3)	N.M.	N.M.
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	3.3	(6.9)	N.M.	N.M.	1.3	(52.8)	N.M.	N.M.
Non-controlling interest	0.8	0.2	(68.9)	(64.3)	1.1	0.6	(44.2)	(35.8)

Other financial data:
EBITDA (2):
Brazil	15.5	23.8	53.7	68.6	37.4	46.3	23.7	40.2
Americas	23.2	18.7	(19.3)	(13.8)	41.5	28.6	(31.1)	(25.0)
EMEA	4.2	5.2	24.9	32.9	7.4	9.2	24.1	33.4
Other and eliminations (1)	6.2	(5.2)	N.M.	N.M.	12.5	0.4	(96.6)	(96.1)
Total EBITDA (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.1)
Adjusted EBITDA (2):
Brazil	19.1	26.5	38.8	49.8	45.5	54.3	19.3	32.1
Americas	26.1	18.6	(28.7)	(24.4)	47.1	32.7	(30.6)	(25.3)
EMEA	6.0	5.5	(8.6)	(3.8)	11.0	11.8	7.4	12.5
Other and eliminations (1)	(2.1)	(8.0)	N.M.	N.M.	(4.7)	(14.3)	N.M.	127.3
Total Adjusted EBITDA (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.1)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

(3) In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

Three Months Ended June 30, 2018 Compared to Three Months Ended June 30, 2019

Revenue

Revenue decreased by $ 32.3 million, or 6.8%, from $473.4 million for the three months ended June 30, 2018 to $441.1 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, revenue increased 2.5%.

Multisector presented a revenue decrease of $7.6 million, or 2.6%, from $288.3 million for the three months ended June 30, 2018 to $280.6 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, revenue from multisector clients increased 7.3%, supported by gains in all regions, especially in financial services in Brazil due to new volumes from current clients and Americas, due to higher volumes in Chile and Colombia.

Revenue from Telefónica decreased by $24.6 million, or 13.3%, from $185.2 million for the three months ended June 30, 2018 to $160.6 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 4.5%, due to lower volumes in Brazil and Americas, partially offset by higher volumes in EMEA.

For the three months ended June 30, 2019, revenue from multisector clients was 63.6% of total revenue, compared to 60.9% for the three months ended June 30, 2018, an increase of 2.7 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended June 30, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended June 30,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	221.2	46.7	210.4	47.7	(4.9)	3.4
Americas	193.5	40.9	171.8	39.0	(11.2)	-
EMEA	61.4	13.0	61.2	13.9	(0.4)	5.7
Other and eliminations (1)	(2.7)	(0.6)	(2.3)	(0.5)	(15.8)	(11.9)
Total	473.4	100.0	441.1	100.0	(6.8)	2.5

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended June 30, 2018 and 2019 was $221.2 million and $210.4 million, respectively, a decrease of $10.8 million, or 4.9%. Excluding the impact of foreign exchange, revenue increased by 3.4%, fueled by 7.2% increase in revenue from multisector clients, supported by new volumes from financial services current clients and new programs with digital-born companies. Excluding the impact of foreign exchange revenue from Telefónica decreased by 5.0%, due to lower volumes.

Americas

Revenue in Americas for the three months ended June 30, 2018 and 2019 was $193.5 million and $171.8 million, respectively, a decrease of $21.7 million, or 11.2%. Excluding the impact of foreign exchange, revenue stood at the same level of three months ended June 30, 2018. Excluding the impact of foreign exchange, revenue from multisector clients increased by 6.2%, supported by higher volumes in Chile and Colombia, offset by the 8.3% drop in revenue from Telefónica, driven by lower volumes in Peru.

EMEA

Revenue in EMEA for the three months ended June 30, 2018 and 2019 was $61.4 million and $61.2 million, respectively, a decrease of $0.2 million, or 0.4%. Excluding the impact of foreign exchange, revenue increased 5.7%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 9.1%, supported by higher volumes mainly from utilities sector. Likewise, revenue from Telefónica increase by 3.6% driven by higher volumes in the region.

Other operating income

Other operating income totaled $5.9 million for the three months ended June 30, 2018, which includes $5.1 million of partial insurance indemnity from Puerto Rico and $0.8 million for the three months ended June 30, 2019.

 Total operating expenses

Total operating expenses decreased by $ 21.3 million, or 4.7%, from $453.9 million for the three months ended June 30, 2018 to $432.6 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 5.7%, mainly due to $9.8 million as extraordinary items related to programs to adjust operations and improve efficiencies.  As a percentage of revenue, operating expenses represented 95.9% and 98.1% for the three months ended June 30, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $2.0 million, or 11.9%, from $17.1 million for the three months ended June 30, 2018 to $15.1 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, supplies expenses increased by 17.1% mainly in Americas and EMEA. As a percentage of revenue, supplies represented 3.4% for the three months ended June 30, 2019 and 3.6%  three months ended June 30, 2018.

Employee benefit expenses: Employee benefit expenses decreased by $22.5 million, or 6.3%, from $357.2 million for the three months ended June 30, 2018 to $334.7 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 3.4% slightly above revenue growth, due to a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 75.5% and 75.9% for the three months ended June 30, 2018 and 2019, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $9.6 million, or 40.8%, from $23.6 million for the three months ended June 30, 2018 to $33.2 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 52.0% mainly due to the $11.1 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions changed from an income of $ 0.2 million for the three months ended June 30, 2018  to a loss of $1.5 for the three months ended June 30, 2019.

Other operating expenses: Other operating expenses decreased by $8.0 million, or 14.2%, from $56.1 million for the three months ended June 30, 2018 to $48.1 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 5.7% impacted by $16.0 million from the new accounting rule (IFRS 16) which recognizes leases and rental as financial expenses, instead of operating expenses. As a percentage of revenue, other operating expenses totaled 11.9% and 10.9% for the three months ended June 30, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $13.5 million, or 6.2%, from $218.3 million for the three months ended June 30, 2018 to $204.8 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 2.0%,  revenue growth. Therefore operating expenses as a percentage of revenue decreased 1,4 percentage points from 98.7% to 97.3%, for the three months ended June 30, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $19.2 million, or 10.4%, from $184.3 million for the three months ended June 30, 2018 to $165.1 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 3.2%, reflecting the higher activity in Chile and Colombia and extraordinary items related to severance and other initiatives in connection with the operational adjustment plan. Operating expenses as a percentage of revenue increased from 95.2% to 96.1%, for the three months ended June 30, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA decreased by $0.3 million, or 0.4%, from $59.9 million for the three months ended June 30, 2018 to $59.6 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 5.6%, reflecting higher volumes from Multisector clients, especially from utilities sector. Operating profit margin improved from 2.9% to 3.2%.

Operating profit

Operating profit decreased by $16.2 million, from $25.5 million for the three months ended June 30, 2018 to $9.3 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit decreased 65.8%. Operating profit margin decreased 3.3 percentage points from 5.4% for the three months ended June 30, 2018 to 2.1% for the three months ended June 30, 2019. Operating profit for the three months ended in Jun 30, 2019 was impacted by $13.0 million in extraordinary items related to initiatives to adjust operations and improve efficiencies.

Brazil

Operating profit in Brazil increased by $2.6 million, from $3.1 million for the three months ended June 30, 2018 to $5.7 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit increased by 102.2%. Operating profit margin in Brazil increased from 1.4% for three months ended June 30, 2018 to 2.7% for the three months ended June 30, 2019, reflecting the positive results of the adjustments made in the Brazilian operations during 2018 combined with activity and improved revenue mix.

Americas

Operating profit in Americas decreased by $7.7 million, from $14.7 million for the three months ended June 30, 2018, to $7.0 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 59.8% reflecting mainly the $5.1 millions partial insurance indemnity in Puerto Rico. Operating profit margin decreased from 7.6% for the three months ended June 30, 2018 to 4.1% for the three months ended June 30, 2019. Performance was  impacted by the continued weak economic activity in Argentina, challenging business environment in Mexico impacting volumes in the Financial sector, Telefónica volume reduction in Peru.

 EMEA

Operating profit in EMEA increased by $0.2 million, from $1.8 million for the three months ended June 30, 2018 to $2.0 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit increased by 19.3%.

Operating profit margin improved from 2.9% to 3.2%, reflecting higher volumes from Multisector clients, especially from utilities sector

Finance income

Finance income was $2.1 million for the three months ended June 30, 2019, compared to $0.5 million for the three months ended June 30, 2018. Excluding the impact of foreign exchange, finance income increased by 320% during the three months ended June 30, 2019 mainly due to a $2.0 million one-off gain on our historical litigations, with no cash impact.

Finance costs

Finance costs increased by $7.4 million, or 60.5%, from $12.3 million for the three months ended June 30, 2018 to $19.7 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, finance costs increased by 67.9% during the three months ended June 30, 2019. The increase in finance costs was driven by $ 4.4 million from the new accounting rule (IFRS 16) adopted in 2019 and the $2.0 million one-off costs related to the bond re-tap in April 2019.

Change in fair value of financial instruments

Changes in fair value of financial instruments decreased by $9.0 million for the three months ended June 30, 2019 compared to the same period of previous year, as a result of the adoption of hedge accounting for the BRL-USD Cross Currency Swap in 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $17.6 million, from a loss of $19.0 million for the three months ended June 30, 2018 to a loss of $1.4 million for the three months ended June 30, 2019. This loss in the three months ended June 30, 2019 was mainly due to Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the three months ended June 30, 2018 and 2019 was a benefit of $0.5 million and a benefit of $3.1 million, respectively. This change is due the losses before tax and the non-deductible costs occurred in our holding Companies in 2019.

 Profit/(loss) for the period

Profit for the three months ended June 30, 2018 was a $4.0 million and, for the three months ended June 30, 2019, we had a loss of $6.6 million, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $6.5 million, or 13.3%, from $49.1 million for the three months ended June 30, 2018 to $42.6 million for the three months ended June 30, 2019. Excluding he impact of foreign exchange EBITDA decreased by 6.7%, reflecting $13.0 million extraordinary items related to adjusting operations and improving efficiencies.

Excluding the impact of foreign exchange the effect of the initial application of IFRS 16 and the extraordinary items, EBITDA margin for the three months ended June 30, 2019 was 9.0 % compared to 10.4% in the three months ended June 30, 2018. On a sequential bases, EBITDA margin improved 0.7 percentage points when compared to the three months ended March 31, 2019.

Brazil

Adjusted EBITDA increased by $7.4 million, or 38.8%, from $19.1 million for the three months ended June 30, 2018 to $26.5 million for the three months ended June 30, 2019, which includes $9.6 million positive impact of the initial application of IFRS 16 and $3.7 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 49.8%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the three months ended June 30, 2019 increased 1.2 percentage points to 9.8% from 10.1% in the three months ended June 30, 2018.

Americas

Adjusted EBITDA in Americas decreased by $7.5 million, or 28.7%, from $26.1 million for the three months ended June 30, 2018  to $18.6 million for the three months ended June 30, 2019 which includes $4.6 million positive impact of the initial application of IFRS 16 and $1.2 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by $6.4 million, or 24.4%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the three months ended June 30, 2019 was 8.9% compared to 13.5% in the three months ended June 30, 2018. The weaker performance reflects (i)  the impact of continued weak economic activity in Argentina, (ii), challenging business environment in Mexico, impacting volumes in the Financial sector, (iii) Telefónica volume reduction in Peru and (iv) the $5.1 million as partial insurance indemnity received in Puerto Rico in the three months ended June 30, 2018.

EMEA

Adjusted EBITDA in EMEA decreased by 8.6%, from $6 million for the three months ended June 30, 2018 to $5.5 million for the three months ended June 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by $ 0.2 million, or 3.8%.

Excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, Adjusted EBITDA decreased 34.1% reflecting the low utilization rate in specific client programs.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2019

Revenue

Revenue decreased by $ 86.0 million, or 8.9%, from $963.8 million for the six months ended June 30, 2018 to $877.8 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, revenue increased 2.2%.

Multisector presented a revenue decrease from $589.2 million for the six months ended June 30, 2018 to $553.2 for the six months ended June 30, 2019. Excluding the impact of foreign exchange, revenue from multisector clients increased 5.9%, supported by gains gains, especially in financial services in Brazil due to new volumes from current clients and Americas, due to higher volumes in Chile and Colombia.

Revenue from Telefónica decreased by $50.0 million, or 13.3%, contributing with $324.6 million in revenue for the six months ended June 30, 2019, against $374.6 million in the six months ended June 30, 2018. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 2.8%, due to lower volumes in Brazil and Americas, partially offset by higher volumes in EMEA.

For the six months ended June 30, 2019, revenue from multisector clients was 63.0% of total revenue, compared to 61.1% for the six months ended June 30, 2018, an increase of 1.9 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the six months ended June 30, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the six months ended June 30,
($ in millions, except percentage changes)	2018	(%)	2019	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	460.1	47.7	428.7	48.8	(6.8)	4.8
Americas	384.1	39.9	333.5	38.0	(13.2)	(1.3)
EMEA	125.3	13.0	123.3	14.0	(1.6)	5.5
Other and eliminations (1)	(5.8)	(0.6)	(7.7)	(0.9)	32.3	39.0
Total	963.8	100.0	877.8	100.0	(8.9)	2.2

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the six months ended June 30, 2018 and 2019 totaled $460.1 million and $428.7 million, respectively, a decrease of $31.4 million, or 6.8%. Excluding the impact of foreign exchange, revenue increased by 4.8%, fueled by the 7.8% increase in revenue from multisector clients, supported by new volumes from financial services current clients and new programs with digital-born companies, and revenue from Telefónica decreased by 2.0% on lower volumes.

Americas

Revenue in Americas for the six months ended June 30, 2018 and 2019 was $384.1 million and $333.5 million, respectively, a decrease of $50.6 million, or 13.2%. Excluding the impact of foreign exchange, revenue decreased 1.3%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 2.9%, supported by higher volumes in Chile and Colombia, offset by the 7.0% drop in revenue from Telefónica, driven by lower volumes in Peru.

EMEA

Revenue in EMEA for the six months ended June 30, 2018 and 2019 was $125.3 million and $123.3 million, respectively, a decrease of $2.0 million, or 1.6%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 8.3%, supported by higher volumes mainly from utilities sector. Likewise, the revenue from Telefónica increased 3.7% by higher volumes in the region.

Other operating income

Other operating income totaled $7.9 million, which includes $5.1 million of partial insurance indemnity from Puerto Rico, and $1.5 million for the six months ended June 30, 2018 and 2019, respectively.

Total operating expenses

Total operating expenses decreased by $ 59.6 million, or 6.5%, from $922.8 million for the six months ended June 30, 2018 to $863.2 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses increased by 4.9%, as volume increased and also impacted by around $21.4 million coming from extraordinary items associated with programs to adjust operations and improve efficiencies. As a percentage of revenue, operating expenses represented 95.7% and 98.3% for the six months ended June 30, 2018 and 2019, respectively. Excluding the impact of foreign exchange, operating expenses as a percentage of revenue, was maintained at the same level for the six months ended June 30, 2019.

Supplies: Supplies expenses decreased by $2.8 million, or 8.1%, from $34.7 million for the six months ended June 30, 2018 to $31.9 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 4.6%, above revenue growth, as result of minimum wage increase in Brazil in January 2019 and a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 75.2% and 76.8% for the six months ended June 30, 2018 and 2019, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $50.7 million, or 7.0%, from $724.7 million for the six months ended June 30, 2018 to $674.0 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 4.6% above revenue growth, as result of minimum wage increase in Brazil in January 2019 and a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 75.2% and 76.8% for the six months ended June 30, 2018 and 2019, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $18.7 million, or 37.5%, from $49.9 million for the six months ended June 30, 2018 to $68.5 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 51.1%,  mainly due to the $22.8 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions increased by $1.4 million, from 0,1 to a loss of $ 1.5 million for the six months ended June 30, 2018 and 2019 respectively.

Other operating expenses: Other operating expenses decreased by $26.0 million, or 22.9%, from $113.3 million for the six months ended June 30, 2018 to $87.3 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 13.4%, in all regions impacted by $29.7 million from initial adoption of the IFRS 16 which recognizes leases and rental as financial expenses, instead of operating expenses and a part of extraordinary items. As a percentage of revenue, other operating expenses were 11.8% and 9.9% for the six months ended June 30, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $29.3 million, or 6.5%, from $449.2 million for the six months ended June 30, 2018 to $419.9 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 5.1%, slightly above the revenue growth. Therefore, operating expenses as a percentage of revenue increased from 97.6% to 97.9%, for the six months ended June 30, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $38.0 million, or 10.3%, from $368.0 million for the six months ended June 30, 2018 to $330.0 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses in Americas increased by 1.8%, reflecting the higher activity in Chile and Colombia and extraordinary items related to severance and other initiatives in connection with the operational adjustment plan. Operating expenses as a percentage of revenue increased from 95.8% to 98.9%, for the six months ended June 30, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA decreased by $2.0 million, or 1.6%, from $123.4 million for the six months ended June 30, 2018 to $121.4 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 5.5%, in line with revenue growth. Operating expenses as a percentage of revenue remained at 98.5% for both the six months ended June 30, 2018 and 2019.

Operating profit

Operating profit decreased by $32.8 million, from $48.9 million for the six months ended June 30, 2018 to $16.1 million for the six months ended June 30, 2019, a decrease of 67.3%. Excluding the impact of foreign exchange, operating profit decreased 63.2%. Operating profit margin decrease from 5.1% for the six months ended June 30, 2018 to 1.8% for the six months ended June 30, 2019. Operating profit for the six months ended in June 30, 2019 was impacted mainly by $21.4 million in extraordinary items related to initiatives to adjust operations and improve efficiencies.

Brazil

Operating profit in Brazil decreased by $2.1 million, from $11.1 million for the six months ended June 30, 2018 to $9.0 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 7.3%, due to extraordinary items mentioned above. Operating profit margin in Brazil decreased from 2.4% for six months ended June 30, 2018 to 2.1% for the six months ended June 30, 2019.

Americas

Operating profit in Americas decreased by $19.3 million, from $23.4 million for the six months ended June 30, 2018 to $4.1 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit decreased by 80.9%, reflecting mainly the $5.1 partial insurance indemnity in Puerto Rico and the extraordinary items mentioned above. Operating profit margin in Americas decreased from 6.1% for the six months ended June 30, 2018 to 5.2% for the six months ended June 30, 2019. Performance was impacted by the continued weak economic activity in Argentina, challenging business environment in Mexico impacting volumes in the Financial sector, Telefónica volume reduction in Peru.

EMEA

Operating profit in EMEA increased by $0.3 million, from $2.3 million for the six months ended June 30, 2018 to $2.6 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, operating profit increased by 22.3%, reflecting higher volumes from Multisector clients, especially from utilities sector. Operating profit margin improved from 1.8% for the six months ended June 30, 2018 to 2.1% for the six months ended June 30, 2019.

Finance income

Finance income was $4.4 million for the six months ended June 30, 2019, compared to $1.4 million for the six months ended June 30, 2018. Excluding the impact of foreign exchange, finance income increased by 214% during the six months ended June 30, 2019 mainly due to a $2.0 million one-off gain on our historical litigations, with no cash impact.

Finance costs

Finance costs increased by $10.7 million, or 39.7%, from $27.0 million for the six months ended June 30, 2018 to $37.7 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, finance costs increased by 48.6% during the six months ended June 30, 2019. The increase in finance costs was driven by $ 9.2 from the new accounting rule (IFRS 16) adopted in 2019 and the $2.0 million one-off costs related to the bond re-tap in April 2019.

Change in fair value of financial instruments

Changes in fair value of financial instruments decreased by $5.9 million for the six months ended June 30, 2019 compared to the same period of previous year, as a result of the adoption of hedge accounting for the BRL-USD Cross Currency Swap in 2019.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $18.7 million, from a loss of $21.8 million for the six months ended June 30, 2018 to a loss of $3.1 million for the six months ended June 30, 2019. This loss was mainly due to Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the six months ended June 30, 2018 and 2019 totaled  $5.1 million and $31.9 million, respectively. Income tax expense for the six months ended June 30, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment signed in May,2019.

Profit for the period

Profit for the six months ended June 30, 2018 and 2019 was  a profit of $2.4 million and a loss of $52.2 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $14.2 million, or 14.4%, from $98.8 million for the six months ended June 30, 2018 to $84.5 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, EBITDA decreased by 5.0%, reflecting the $21.4 million extraordinary items related to adjusting operations and improving efficiencies.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, EBITDA margin for the six months ended June 30, 2019 was 8.7% compared to 10.3% in the six months ended June 30, 2018.

Brazil

Adjusted EBITDA in Brasil increased by $8.8 million, or 19.3%, from $45.5 million six months ended June 30, 2018 to $54.3 million for the six months ended June 30, 2019, which includes $18.0 million positive impact of the initial application of IFRS 16 and $6.8 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 32.1%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the six months ended June 30, 2019 increased 0.2 percentage points to 10.1% from 9.9% in the six months ended June 30, 2018.

Also, excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, Adjusted EBITDA decreased 10.2% due to extraordinary items explained above.

Americas

Adjusted EBITDA decreased by $14.4 million, or 30.6%, from $47.1 million for the six months ended June 30, 2018 to $32.7 million for the six months ended June 30, 2019, which includes 8.6 million positive impact of the initial application of IFRS 16 and $5.7 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased during this period by $11.1 million, or 25.3%, respectively.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the six months ended June 30, 2019 was 8.9% compared to 12.3% in the six months ended June 30, 2018. The weaker performance reflects (i)  the impact of continued weak economic activity in Argentina, (ii), challenging business environment in Mexico, impacting volumes in the Financial sector, (iii) Telefónica volume reduction in Peru and (iv) the $5.1 million as partial insurance indemnity received in Puerto Rico in the six months ended June 30, 2018.

EMEA

Adjusted EBITDA increased by 0.8 or 7.4%, from $11 million for the six months ended June 30, 2018 to $11.8 million for the six months ended June 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $ 1.3 million, or 12.5%.

Excluding the impact of foreign exchange and the impact of the initial application of IFRS 16, Adjusted EBITDA decreased 15.2% mainly due the low utilization rate in specific client programs.

Liquidity and Capital Resources

As of June 30, 2019, our outstanding debt was $ 688.1 million, which includes $ 499.9 million of our 6.125% Senior Secured Notes due 2022, $ 1.4 million of financing provided by BNDES, $ 169.6 million of finance lease payables and $ 17.2 million of other bank borrowings, especially short-term financing for working capital needs.

During the three months ended June 30, 2019, our cash flow provided by operating activities was $26.5 million, which includes interest paid of $4.9 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $31.4 million.

During the six months ended June 30, 2019, our cash flow used in operating activities was $13.3 million, which includes interest paid of $23.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $ 9.9 million.

Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2018 and 2019
($ MILLIONS, UNLESS OTHERWISE INDICATED)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
	(unaudited)
Operating activities
Profit before income tax	3.6	(9.7)	7.4	(20.3)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	23.6	33.2	49.9	68.5
Impairment losses	(0.2)	1.5	0.1	1.5
Change in provisions	1.6	12.0	8.6	21.6
Share based payment expense	-	1.5	(0.4)	2.1
Grants released to income	(0.3)	(0.2)	0.1	(0.4)
Losses on disposal of fixed assets	-	0.1	0.3	0.1
Losses on disposal of financial assets	0.1	-	-	-
Finance income	(0.5)	(2.1)	(1.4)	(4.4)
Finance expense	12.3	19.7	27.0	37.7
Net exchange differences	19.0	1.4	21.8	3.1
Change in fair value of financial instruments	(9.0)	-	(5.9)	-
Change in other (gains)/ losses and own work capitalized	(1.6)	(7.5)	(0.4)	2.1
	45.2	59.4	99.8	131.9
Changes in working capital:
Changes in trade and other receivables	3.9	(35.6)	(65.3)	(105.2)
Changes in trade and other payables	6.5	38.0	13.3	33.4
Other assets/(payables)	5.8	(0.9)	(2.0)	3.5
	16.3	1.5	(53.9)	(68.3)

Interest paid	(9.0)	(4.9)	(26.5)	(23.2)
Interest received	3.0	0.3	0.3	0.3
Income tax paid	(6.0)	(10.7)	(10.5)	(14.4)
Other payments	(3.7)	(9.4)	(7.1)	(19.1)
	(15.6)	(24.7)	(43.8)	(56.5)
Net cash flows from operating activities	49.5	26.5	9.5	(13.3)
Investing activities
Payments for acquisition of intangible assets	(1.0)	(0.6)	(11.1)	(15.7)
Payments for acquisition of property, plant and equipment	(11.5)	(3.2)	(17.8)	(6.5)
Acquisition of subsidiaries, net of cash acquired	-	(14.9)	-	(14.9)
Payments for financial instruments	(0.3)	(0.9)	(0.2)	(1.1)
Proceeds from sale of PP&E and intangible assets	0.6	(1.8)	0.4	-
Net cash flows used in investing activities	(12.1)	(21.4)	(28.7)	(38.1)
Financing activities
Proceeds from borrowing from third parties	4.5	113.8	51.1	150.3
Repayment of borrowing from third parties	(22.6)	(65.2)	(56.4)	(86.3)
Amortization financial leasing- IFRS16	-	(16.0)	-	(29.7)
Acquisition of treasury shares	-	(0.5)	-	(0.5)
Dividends paid to company's shareholders	(0.2)	-	(0.2)	-
Net cash flows provided by/(used in) financing activities	(18.4)	32.0	(5.5)	33.8
Net (decrease)/increase in cash and cash equivalents	19.0	37.1	(24.8)	(17.5)
Exchange differences	(12.8)	1.6	(10.6)	0.6
Cash and cash equivalents at beginning of period	100.2	77.9	141.8	133.5
Cash and cash equivalents at end of period	106.4	116.6	106.4	116.6

Cash Flow

As of June 30, 2019, we had cash and cash equivalents of $116.6 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
Cash flows from operating activities	49.5	26.5	9.5	(13.3)
Cash flows used in investing activities	(12.1)	(21.4)	(28.7)	(38.1)
Cash flows provided by/(used in) financing activities	(18.4)	32.0	(5.5)	33.8
Net (decrease)/increase in cash and cash equivalents	19.0	37.1	(24.8)	(17.5)
Effect of changes in exchanges rates	(12.8)	1.6	(10.6)	0.6

Cash Flows from Operating Activities

Three and Six Months Ended June 30, 2018 Compared to Three and Six Months Ended June 30, 2019

Cash provided by operating activities was $ 26.5 million for the three months ended June 30, 2019 compared to $49.5 million for the three months ended June 30, 2018. This decrease reflects $ 13.0 million of extraordinary items, $ 6.2 million due to lower profitability and $ 7.9 million negative changes in working capital. For the six months ended June 30, 2019 cash used in operating activities was $ 13.3 million compared to cash provided by operating activities of $ 9.5 million for the same period in the prior year.

Cash Flows used in Investing Activities

Three and Six Months Ended June 30, 2018 Compared to Three and Six Months Ended June 30, 2019

Cash used in investing activities was $ 27.9 million for the three months ended June 30, 2019 compared to cash used in investment activities of $ 12.1 million for the three months ended June 30, 2018. The variance is due to the acquisition of remaining stakes in Interfile and RBrasil in 2019, partially offset by lower capex. For the six months ended June 30, 2019, cash used in investing activities was $ 38.1 million compared to cash used in investment activities of $ 28.7 million for the same period in the prior year.

Cash Flows provided by/(used in) Financing Activities

Three and Six Months Ended June 30, 2018 Compared to Three and Six Months Ended June 30, 2019

 Cash provided by financing activities was $ 32.0 million for the three months ended June 30, 2019 compared to cash used in financing activities of $ 18.4 million for the three months ended June 30, 2018. The variance was due to the net proceeds from the $100.0 million additional issuance under our 2022 Senior Secured Notes concluded in April 2019. For the six months ended June 30, 2019 cash provided by financing activities was $ 33.8 million compared to cash used in financing activities of $ 5.5 million for the same period in the prior year.

Finance leases

The Company holds the following assets under finance leases:

	As of June 30,
	2018	2019
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.4	0.7
Furniture, tools and other tangible assets	5.0	3.2
Buildings - IFRS 16	-	163.4
Total	6.4	167.2

The present value of future finance lease payments is as follow:

	As of June 30,
	2018	2019
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	3.5	49.0
Between 1 and 5 years	3.9	120.6
Total	7.3	169.6

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and six months ended June 30,  2018 and 2019.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
($ in millions)	(unaudited)

Brazil (*)	7.0	9.7	28.4	13.3
Americas	7.5	3.0	21.3	5.9
EMEA	0.2	1.5	3.3	1.9
Total capital expenditure	14.7	14.1	53.0	21.2

The capital expenditures for the three and six months ended June 30, 2018 reflect the acquisition by Atento of the rights to use software’s for the approximately amount of $38.5 million. This intangible asset has an useful life of 10 years.

The capital expenditures for the six months ended June 30, 2019 reflect mainly the new operations and remodeling in Atento Brasil in the total amount of $13.3 million. In Americas, there are $1.8 million due to Atento Mexico sites remodeling for attending new clients, $1.6 million in software’s licenses and equipment’s for Atento Peru and $1.1 million in sites remodeling and equipment’s for Atento Colombia.

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2019

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and June 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	June 30,
		2018	2019
		(audited)	(unaudited)

NON-CURRENT ASSETS		716,886	819,389

Intangible assets		211,202	186,470
Goodwill		154,989	151,216
Property, plant and equipment		123,940	284,521
Non-current financial assets		95,531	87,364
Trade and other receivables	10	19,148	19,514
Other non-current financial assets	10	65,070	60,377
Derivative financial instruments	11	11,313	7,473
Other taxes receivable		6,061	6,264
Deferred tax assets		125,163	103,554

CURRENT ASSETS		496,467	573,820

Trade and other receivables		342,075	427,797
Trade and other receivables	10	315,654	397,107
Current income tax receivable		26,421	30,690
Derivative financial instruments	11	-	78
Other taxes receivable		19,975	28,185
Other current financial assets	10	891	1,135
Cash and cash equivalents	10	133,526	116,625

TOTAL ASSETS		1,213,353	1,393,209

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and June 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	June 30,
		2018	2019
		(audited)	(unaudited)

TOTAL EQUITY		340,091	284,434
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		8,541	-
OWNERS OF THE PARENT COMPANY		331,551	284,434

Share capital	9	49	49
Reserve for acquisition of non-controlling interest	9	(23,531)	-
Share premium		615,288	619,461
Others reserve	9	-	(6,083)
Treasury shares	9	(8,178)	(8,694)
Retained losses		(16,325)	(69,172)
Translation differences		(257,121)	(263,301)
Hedge accounting effects	11	8,404	2,074
Stock-based compensation		12,966	10,101
NON-CURRENT LIABILITIES		528,869	716,157

Deferred tax liabilities		30,221	23,770
Debt with third parties	11	408,426	609,670
Derivative financial instruments	11	682	3,146
Provisions and contingencies	12	51,174	58,795
Non-trade payables		14,391	17,643
Option for the acquisition of non-controlling interest		20,830	-
Other taxes payable		3,145	3,133

CURRENT LIABILITIES		344,392	392,618

Debt with third parties	11	51,342	78,379
Trade and other payables		274,000	296,484
Trade payables		76,912	77,014
Income tax payables		10,615	8,128
Other taxes payables		78,511	89,827
Other non-trade payables		107,962	121,515
Provisions and contingencies	12	19,050	17,755
TOTAL EQUITY AND LIABILITIES		1,213,353	1,393,209

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2018	2019	2018	2019
		(unaudited)		(unaudited)

Revenue		473,417	441,123	963,770	877,827
Other operating income		5,946	730	7,911	1,369
Other gains and own work capitalized		5	91	22	95
Operating expenses:
Supplies		(17,080)	(15,059)	(34,700)	(31,882)
Employee benefit expenses		(357,240)	(334,747)	(724,743)	(674,040)
Depreciation		(8,158)	(19,878)	(19,489)	(41,678)
Amortization		(15,435)	(13,344)	(30,417)	(26,868)
Changes in trade provisions		154	(1,471)	(140)	(1,474)
Other operating expenses		(56,131)	(48,113)	(113,283)	(87,299)
OPERATING PROFIT		25,478	9,332	48,931	16,050

Finance income		460	2,056	1,357	4,446
Finance costs		(12,349)	(19,744)	(26,964)	(37,721)
Change in fair value of financial instruments		9,034	-	5,912	-
Net foreign exchange loss		(19,042)	(1,368)	(21,803)	(3,124)
NET FINANCE EXPENSE		(21,897)	(19,056)	(41,498)	(36,399)
PROFIT BEFORE INCOME TAX		3,581	(9,724)	7,433	(20,349)
Income tax expense	13	460	3,101	(5,056)	(31,885)
PROFIT (LOSS) FOR THE PERIOD		4,041	(6,623)	2,377	(52,234)
PROFIT (LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		3,266	(6,872)	1,302	(52,847)
NON-CONTROLLING INTEREST		775	249	1,075	613
PROFIT (LOSS) FOR THE PERIOD		4,041	(6,623)	2,377	(52,234)
PROFIT (LOSS) PER SHARE:
Basic profit (loss) per share from continuing operations (in U.S. dollars)	14	0.04	(0.09)	0.02	(0.71)
Diluted profit (loss) per share from continuing operations (in U.S. dollars)	14	0.04	(0.09)	0.02	(0.71)

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit (loss) from continuing operations	4,041	(6,623)	2,377	(52,234)
Profit (loss) for the period	4,041	(6,623)	2,377	(52,234)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	7,782	(4,164)	(1,899)	(8,003)
Others	-	1,673	-	1,673
Translation differences	(58,267)	(20,486)	(46,452)	(6,981)
Other comprehensive (loss)	(50,485)	(22,977)	(48,351)	(13,311)
Total comprehensive (loss)	(46,444)	(29,600)	(45,974)	(65,545)
Total comprehensive (loss) attributable to:
Owners of the parent	(45,677)	(29,047)	(45,837)	(65,356)
Non-controlling interest	(767)	(553)	(137)	(189)
Total comprehensive (loss)	(46,444)	(29,600)	(45,974)	(65,545)

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)
	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2018	48	639,435	(23,531)	(94,535)	(170,063)	9,594	7,415	368,363	9,476	377,839
Comprehensive income/(loss) for the period	-	-	-	1,302	(45,240)	(1,899)	-	(45,837)	(137)	(45,974)
Profit for the period	-	-	-	1,302	-	-	-	1,302	1,075	2,377
Other comprehensive income/(loss), net of taxes	-	-	-	-	(45,240)	(1,899)	-	(47,139)	(1,212)	(48,351)
Reserve for acquisition of non-controlling interest	-	(24,147)	-	-	24,147	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	2,221	2,221	-	2,221
Balance at June 30, 2018 (*)	48	615,288	(23,531)	(93,233)	(191,156)	7,695	9,636	324,747	9,339	334,086

	Share capital	Share premium	Treasury Shares		Reserve for acquisition of non-controlling interest	Others Reserve	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)		(23,531)	-	(16,325)	(257,121)	8,404	12,966	331,551	8,541	340,091

Comprehensive income/(loss) for the period	-	-	-		-	-	(52,847)	(6,179)	(6,330)	-	(65,356)	(189)	(65,545)
Loss for the period	-	-	-		-	-	(52,847)	-	-	-	(52,847)	613	(52,234)
Other comprehensive income/(loss), net of taxes	-	-	-		-	-	-	(6,179)	(6,330)	-	(12,509)	(802)	(13,311)
Dividends	-	-	-	-	-	-	-	-	-	-	-	(797)	(797)
Low Reserve for acquisition of non-controlling interest	-	-	-		23,531	(6,083)	-	-	-	-	17,448	-	17,448
Stock-based compensation	-	4,173	-		-	-	-	-	-	(2,865)	1,308	-	1,308
Acquisition of treasury shares	-	-	(516)		-	-	-	-	-	-	(516)	-	(516)
Non-controlling interest	-	-	-		-	-	-	-	-	-	-	(7,555)	(7,555)

Balance at June 30, 2019 (*)	49	619,461	(8,694)		-	(6,083)	(69,172)	(263,301)	2,074	10,101	284,434	-	284,434

(*) unaudited
The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2018	2019
	(unaudited)
Operating activities
Profit (loss) before income tax	7,433	(20,349)
Adjustments to reconcile profit before income tax to net cash flows:
Amortization and depreciation	49,906	68,546
Changes in trade provisions	140	1,474
Change in provisions	8,648	21,550
Share based payment expense	3,020	2,088
Grants released to income	(387)	(420)
Losses on disposal of fixed assets	126	131
Losses on disposal of financial assets	288	(2)
Finance income	(1,357)	(4,446)
Finance costs	26,964	37,721
Net foreign exchange differences	21,802	3,124
Change in fair value of financial instruments	(5,912)	(8)
Changes in other (gains)/losses and own work capitalized	(435)	2,108
	102,803	131,866
Changes in working capital:
Changes in trade and other receivables	(65,252)	(105,175)
Changes in trade and other payables	10,297	33,365
Other payables	(2,043)	3,549
	(56,998)	(68,261)

Interest paid	(26,495)	(23,222)
Interest received	301	260
Income tax paid	(10,540)	(14,415)
Other payments	(7,049)	(19,150)
	(43,783)	(56,527)
Net cash flows from operating activities	9,455	(13,271)
Investing activities
Payments for acquisition of intangible assets	(11,077)	(15,681)
Payments for acquisition of property, plant and equipment	(17,804)	(6,486)
Acquisition of subsidiaries, net of cash acquired	-	(14,884)
Payments for financial instruments	(235)	(1,055)
Proceeds from sale of PP&E and intangible assets	400	48
Net cash flows used in investing activities	(28,716)	(38,058)
Financing activities
Proceeds from borrowing from third parties	51,112	150,342
Repayment of borrowing from third parties	(56,410)	(86,283)
Amortization financial leasing- IFRS16	-	(29,706)
Acquisition of treasury shares	-	(516)
Dividends paid to company's shareholders	(227)	-
Net cash flows used in financing activities	(5,525)	33,837
Net decrease in cash and cash equivalents	(24,786)	(17,492)
Exchange differences	(10,558)	588
Cash and cash equivalents at beginning of period	141,762	133,526
Cash and cash equivalents at end of period	106,418	116,625

The accompanying notes are an integral part of the interim consolidated financial information.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2019

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the GrandDuchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in ellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The interim consolidated financial statements were approved by the Board of Directors on July 26, 2019.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients, and (ii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the half year. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL INFORMATION

The interim consolidated financial information have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2018. The interim consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments, which have been measured at fair value. The interim consolidated financial information are for the Atento Group.

The figures in these interim consolidated financial information are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim consolidated financial statements as of June 30, 2019 in relation to those presented in the annual financial statements for the year ended December 31, 2018 except for IFRS 16 and IFRIC 23 adopted since January 1, 2019.

a)   Critical accounting estimates and assumptions

The preparation of the interim consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated annual financial statements for the year ended December 31, 2018. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b) New and amended standards adopted by the Group

The Atento Group applied IFRS 16 e IFRIC 23 for the first time in 2019. The nature and effect of the changes as a result of adoption of these new accounting standards are described below.

IFRS 16 – Leases

IFRS 16 was issued in January 2016. It resulted in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The standard affected primarily the accounting for the group’s operating leases.

On January 1, 2019, lease commitments that the group to recognized as right-of-use assets amount 184,099 thousand U.S. dollars, and lease liabilities in the same amount. The Group adopted to IFRS 16 in accordance with the modified retrospective approach. The prior-year figures were not adjusted.

The consolidated statement of operations was impacted by a decrease of-operating expenses and an increase of the amortization of the right-of-use assets and interest on the lease liability. Atento activities as a lessor are not material and hence the group does not have any impact on the financial statements including no impacts in the loan’s covenants.

The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018:

	December 31,	IFRS 16	January 01,
	2018		2019
Assets
Propert plant and equipment	123,940	184,099	308,039
Liabilities
Non-current liabilities
Debt with thirt parties	(408,426)	(132,551)	(540,977)
Current liabilities
Debt with thirt parties	(51,342)	(51,548)	(102,890)

The lease liabilities were discounted at the borrowing rate as at January 1, 2019.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the group.

4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2018. For the six months ended June 30, 2019 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of June 30, 2019, 11.3% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 7.4% as of December 31, 2018.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of June 30, 2019, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled an net asset of  4,327 thousand U.S. dollars (net asset of 10,631 thousand U.S. dollars, as of December 31, 2018).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to 111,162 thousand U.S. dollars as of June 30, 2019 (207,173 thousand U.S. dollars as of December 31, 2018).

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower Atento Brasil S.A. must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these unaudited interim consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)      Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)     Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)      Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2018 and June 30, 2019 are classified as Level 2, except for Senior Secured Notes that is classified in Level 1. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2018 and 2019 (in thousand U.S. dollars):

For the six months ended June 30, 2018
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	47,047	223,673	316,675	-	587,395
Sales to Telefónica Group	78,259	155,613	142,503	(478)	376,375
Sales to other group companies	-	4,837	940	(5,777)	-
Other operating income and expense	(117,920)	(342,600)	(422,736)	18,323	(864,933)
EBITDA	7,386	41,523	37,382	12,068	98,837
Depreciation and amortization	(5,080)	(18,092)	(26,256)	(478)	(49,906)
Operating profit/(loss)	2,306	23,431	11,126	11,590	48,931
Financial results	(985)	(10,397)	(18,245)	(11,871)	(41,498)
Income tax	(600)	(3,570)	3,104	(3,990)	(5,056)
Profit/(loss) from continuing operations	721	9,464	(4,015)	(4,271)	2,377
Profit/(loss) for the period	721	9,464	(4,015)	(4,271)	2,377
EBITDA	7,386	41,523	37,382	12,068	98,837
Shared services expenses	3,589	5,535	8,153	(17,277)	-
Adjusted EBITDA (unaudited)	10,975	47,058	45,535	(5,209)	98,837
Capital expenditure	3,254	21,315	28,447	-	53,016
Intangible, Goodwill and PP&E (as of December 31, 2018)	45,921	169,219	264,030	2,347	481,517
Allocated assets (as of December 31, 2018)	395,802	589,277	618,590	(346,908)	1,256,761
Allocated liabilities (as of December 31, 2018)	121,863	268,333	467,020	65,459	922,675

For the six months ended June 30, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	48,164	196,686	303,395	-	548,245
Sales to Telefónica Group	75,138	127,900	124,177	-	327,215
Sales to other group companies	8	8,923	1,108	(7,672)	2,367
Other operating income and expense	(114,124)	(304,901)	(382,407)	8,202	(793,230)
EBITDA	9,185	28,608	46,273	531	84,597
Depreciation and amortization	(6,561)	(24,549)	(37,295)	(141)	(68,546)
Operating profit/(loss)	2,624	4,059	8,978	390	16,050
Financial results	(822)	(9,540)	(20,835)	(5,202)	(36,399)
Income tax	(1,597)	(1,756)	2,997	(31,529)	(31,885)
Profit/(loss) from continuing operations	205	(7,237)	(8,860)	(36,341)	(52,234)
Profit/(loss) for the period	205	(7,237)	(8,860)	(36,341)	(52,234)
EBITDA	9,185	28,608	46,273	531	84,596
Shared services expenses	2,628	4,091	8,029	(14,748)	-
Adjusted EBITDA (unaudited)	11,813	32,699	54,302	(14,217)	84,596
Capital expenditure	1,926	5,915	13,323	-	21,164
Intangible, Goodwill and PP&E (as of June 30, 2019)	42,588	216,597	362,606	416	622,207
Allocated assets (as of June 30, 2019)	399,367	601,437	744,270	(351,865)	1,393,209
Allocated liabilities (as of June 30, 2019)	128,393	308,330	591,718	80,334	1,108,775

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The main changes in intangible assets between the six-month period ended June 30, 2019 and the year ended the December 31, 2018 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

The variations of amounts related to the period ended December 31, 2018 and June 30, 2019 are related to exchange variance, mainly due to Brazilian Reais and Argentinian Pesos against the U.S. dollar.

8.  PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the period ended December 31, 2018 and June 30, 2019 are related mainly to implementation of IFRS 16 in which the impacts were presented in note 3b.

9. Equity

Share capital

As of June 30, 2019, share capital stood at 49 thousand U.S dollars - €33,979 (49 thousand U.S. dollars - €33,304 as December 31, 2018), divided into 75,406,357 shares. PikCo owns 64% of ordinary shares of Atento S.A.

On January 18, 2019, the Board approved a share capital increase and issued 335,431 shares increasing outstanding shares to 75,406,357

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to options attributable to the parent company in the acquisition of RBrasil and Interfile in amount of  23,531 thousand U.S. dollars.

On May 17 and June 7, 2019, the Company acquired all of the shares of Nova Interfile Holding Ltda and RBrasil Soluções SA, respectively, and therefore the reserve for acquisition was written off.

Treasury shares

During 2018, Atento S.A repurchased 1,106,158 shares at a cost of 8,178 thousand of US dollars and an average price of $7,39. In 2019, Atento S.A repurchased 213,615 shares at a cost of 516 thousand of US dollars and an average price of $2,42.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2018 and June 30, 2019, no legal reserve had been established due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

Others Reserve

Refers to the goodwill reserve of the acquisition of interests in the companies Nova Interfile Holding Ltda and RBrasil Soluções S.A, of which:

(i)             Nova Interfile Holding Ltda

Considering that (i) on June 9, 2017, the subsidiary Atento Brasil SA signed the purchase and sale agreement and other agreements for the acquisition of 100% of Nova Interfile Holding Ltda ("Nova Interfile") and, shareholding of Interfile Serviços de BPO LTDA. ("Interfile") and Interservicer - Serviços em Crédito Imobiliário Ltda ("Interservicer"), (ii) the parties had entered into a Shareholders' Agreement which provided, among other conditions, that Atento Brasil SA to acquire all the remaining shares of Interfile and Interservice on May 17, 2019, the Company entered into a purchase and sale agreement for the remainder of the quotas, holding 100% of the shares of Interfile and Interservice.

The total amount paid for this acquisition was approximately 13,208 thousand U.S. dollars, net of cash acquired.

Analysis of the cash flow adquired
Net assets acquired (Interfile and Interservicer)	3,971
PPA	4,942
Consideration paid	13,208
Others reserve	4,297

The fair value of the assets and liabilities acquired and the goodwill was recorded at the time of acquisition of the control, on June 9, 2017, therefore, at the moment we had no goodwill impact.

(i)             R Brasil Soluções S.A

On June 7, 2019, the Company through its indirect subsidiary Atento Brasil S.A signed the Purchase and Sale agreement for 74,406 common shares of the subsidiary RBrasil Soluções S.A, corresponding to 18.51%if its total share capital, exercising its Purchase Option right, pursuant to Shareholders Agreement signed on September 2, 2016, and from then on hold 100% of the shares of RBrasil.

The total amount paid for this acquisition was 1,676 thousand U.S. dollars

Analysis of the cash flow adquired
Net assets acquired	(4)
PPA	(106)
Consideration paid	1,676
Others reserve	1,786

The fair value of the assets and liabilities acquired and the goodwill was recorded at the time of acquisition of the control, on September 2, 2016, therefore, at the moment we had no goodwill impact.

Retained earning/ losses

At December 31, 2018, the subsidiary Atento Argentina recorded an amount of 35,524 thousand of US Dollars, referring to monetary correction for the country to have become hyperinflationary balance at June 30, 2018.

Stock-based compensation

a) Description of share based payment arrangements

As of October 1, 2015, a total of 125,509 TRSUs vested and were exercised. No grant was made in 2015. On July 1, 2016, Atento granted the following share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.   Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 1, 2016

• Amount: 1,384,982 RSUs

• Vested period: 100% of the RSUs vest on January 4, 2019

• There are no other vesting conditions

In addition, an Extraordinary Grant of 81,257 Time Restricted Share Units to an Executive Officer in a one-time award with a two-year vesting period

As of October 3, 2016, a total of 157,925 TRSUs vested.

On May 31 and June 2, 2017, Atento granted a new share-based payment arrangement to the Board of directors (a total of 29,300 RSUs) in a one-time award with a one-year vesting period.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.        Time Restricted Stock Units (“RSU”) (equity settled)

• Grant date: July 3, 2017

• Amount: 886,187 RSUs

• Vesting period: 100% of the RSUs vest on January 2, 2020

• There are no other vesting conditions

On April 19, 2018, Atento granted a new share-based payment arrangement to Board directors (a total of 23,232 RSUs) in a one-time award with a one-year vesting period.

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: July 2, 2018

•  Amount: 1,065,220 RSUs

•  Vesting period: 100% of the RSUs vests on January 4, 2021

•  There are no other vesting conditions

As of January 4th, 2019, a total of 1,161,870 TRSUs vested.

On March 1st, 2019, Atento granted a new share-based payment arrangement to the Board of directors (a total of 109,785 RSUs) and an Extraordinary Grant for a total (a total of 704,057 RSUs) in a one-time award with a one-year vesting period.

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•  Grant date: June 3, 2019

•  Amount: 2,560,666 RSUs

•  Vesting period: 100% of the RSUs vests on January 2, 2022

•  There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the BlackScholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

On January 04, 2019, the Company vested the total 1,161,870(**) TRSUs

The 2016 Plan	Time RSU
Outstanding December 31 2018	1,109,338
Vested	1,109,338
Outstanding June 30 2019	-

(**) 1,161,870 RSUs consist of 1,109,338 the 2016 plan 29,300 the 2017 extraordinary plan and 23,232 the 2018 extraordinary plan.

The 2017 Plan	Time RSU
Outstanding December 31 2018	815,693
Forfeited (**)	(325,477)
Outstanding June 30 2019	490,216

(**) RSUs are antecipated vested forfeited during the year due to employees failing to satisfy the service conditions.

The 2018 Plan	Time RSU
Outstanding December 31 2018	1,060,220
Forfeited (**)	(288,929)
Outstanding June 30 2019	771,291

(**) part of RSUs are antecipated vested forfeited during the year due to employees failing to satisfy the service conditions

The 2019 Plan	Time RSU
Outstanding June 30 2019	2,560,666

d) Impacts in Profit or Loss

In the six months ended June 30, 2019, 2,088 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as Employee benefit expenses.

10. FINANCIAL ASSETS

As of December 31, 2018 and June 30, 2019, all the financial assets of the Company are classified amortizes (apenas 1 z) cost, except for the derivative financial instruments that are categorized as fair value through profit or loss.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of June 30, 2019, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento El Salvador S.A. de C.V. have entered into factoring agreements without recourse, anticipating an amount of 107,280 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses was recognized in the statement of operations.

Details of other financial assets as of December 31, 2018 and June 30, 2019 are as follow:

	Thousands of U.S. dollars
	12/31/2018	6/30/2019
	(audited)	(unaudited)

Other non-current receivables (*)	13,232	9,528
Non-current guarantees and deposits	51,838	50,849
Total non-current	65,070	60,377

Other current receivables	272	145
Current guarantees and deposits	619	990
Total current	891	1,135

Total	65,961	61,512

(*) “Other non-current receivables” as of June 30, 2019 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturing up to five years beginning in May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2018 and June 30, 2019 is as follow:

	Thousands of U.S. dollars
	12/31/2018	6/30/2019
	(audited)	(unaudited)
Non-current trade receivables	6,430	6,473
Other non-financial assets (*)	12,718	13,042
Total non-current	19,148	19,514
Current trade receivables	279,926	352,052
Other receivables (**)	8,439	13,046
Prepayments	18,332	20,656
Personnel	8,957	11,354
Total current	315,654	397,107
Total	334,802	416,622

(*) “Other non-financial assets” as of June 30, 2019 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

Cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2018	6/30/2019
	(audited)	(unaudited)
Deposits held at call	100,706	83,976
Short-term financial investments	32,820	32,649
Total	133,526	116,625

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

11. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2018 and June 30, 2019 is as follows:

Debt with third parties as of December 31, 2018 and June 30, 2019 is as follow:

	Thousands of U.S. dollars
	12/31/2018	6/30/2019
	(audited)	(unaudited)
Senior Secured Notes	390,507	488,016
Brazilian bonds – Debentures	11,163	-
Bank borrowing	4,387	1,000
Finance lease payables	2,369	120,654
Total non-current	408,426	609,670
Senior Secured Notes	9,528	11,910
Brazilian bonds – Debentures	3,545	-
Bank borrowing	35,111	17,491
Finance lease payables	3,158	48,977
Total current	51,342	78,379
TOTAL DEBT WITH THIRD PARTIES	459,768	688,048

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 sell assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The issuance costs of 12,574 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional 100,000 thousand U.S. dollars in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued 400,000 thousand U.S. dollars aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

 The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of June 30, 2019, we were in compliance with these covenants. The outstanding amount on June 30, 2019 is 499,926 thousand U.S. dollars.

All interest payments are made on a half yearly basis.

The fair value of the Senior Secured Notes, calculated on the basis of their quoted price at June 30, 2019, is 504,313 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Debentures

On April 15, 2019, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was BRL57.3 million (equivalent to $15.3 million) plus interest accrued of BRL 2.7 million (equivalent to $0.7 million) and BRL0.3 million (equivalent to $0.1 million) of penalty fee due to early repayment. The outstanding amount on June 30, 2019 is zero.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor meets certain requirements in the contract including delivering the guarantee (stand-by letter of credit) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

Thousands of USD each disbursement

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11,100	5,480	7,672	0,548	-	24,801
April 16, 2014	4,714	2,357	3,300	0,236	-	10,608
July 16, 2014	-	-	-	-	0,270	0,270
August 13, 2014	27,584	3,013	4,430	0,477	-	35,503
Subtotal 2014	43,398	10,850	15,402	1,261	0,270	71,182
March 26, 2015	5,753	1,438	2,042	0,167	-	9,400
April 17, 2015	12,022	3,006	4,266	0,349	-	19,644
December 21, 2015	7,250	1,807	-	-	0,176	9,232
Subtotal 2015	25,025	6,251	6,308	0,516	0,176	38,276
October 27, 2016	-	-	-	-	0,242	0,242
Subtotal 2016	-	-	-	-	0,242	0,242
TOTAL	68,423	17,101	21,710	1,777	0,689	109,700

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of June 30, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,790 thousand U.S. dollars as of September 26, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 2,012 thousand U.S. dollars) were released under this facility.

On April 30, 2019, Atento Brasil S.A. repaid in advance of the maturity date all outstanding amounts under Tranches A, B, C and D. The total amount repaid was BRL67.9 million (equivalent to $18.2 million) plus interest accrued of BRL 0.6 million (equivalent to $0.2 million) and BRL0.6 million (equivalent to $0.2 million) of penalty fee due to early repayment.

As of June 30, 2019, the outstanding amount under BNDES Credit Facility was 1,433 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve-month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of June 30, 2019, we were in compliance with this covenant and no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to $20.0 million of commitments are available for the drawing of cash loans in Euro and Mexican Pesos (MXN). The original borrowers under this facility are Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of June 30, 2019, the outstanding amount under this facility was $2.8 million.

On March 5, 2018, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 10,092 thousand U.S. dollars maturing on September 3, 2018 with an annual interest rate of 3.40%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.10% over 33,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 26, 2019, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 7,052 thousand U.S. euros maturing on August 26, 2019 with an annual interest rate of 2.33%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.20% over 30,000 thousand Brazilian Reais. As of June 30, 2019, the outstanding balance was 8,150 thousand U.S. dollars.

Derivatives

Details of derivative financial instruments as of December 31, 2018 and June 30, 2019 are as follows:

	Thousands of U.S. dollars
	12/31/2018		6/30/2019
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	11,313	-	7,473	(3,146)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(682)	78	-
Total	11,313	(682)	7,551	(3,146)

Non-current portion	11,313	(682)	7,473	(3,146)
Current portion	-	-	78	-

Derivatives

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On April 4, 2019, Atento Luxco 1 entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars, Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN), in connection with the additional 100,000 thousand U.S. dollars Senior Secured Notes, all also designated for hedge accounting.

As of June 30, 2019, details of cross-currency swaps (net investment hedges) were as follows:

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets/(liability)	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost	Statements of operations - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Goldman Sachs	Aug-22	BRL	USD	754,440	4,572	1,504	1,504		-
Nomura International	Aug-22	EUR	USD	34,109	340	(496)	(238)	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	2,561	660	3,753	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	(2,761)	5,011	2,598	-	-
Santander	Jan-20	USD	EUR	20,000	-	1,742	-	-	-
Santander	Jan-20	USD	MXN	11,111	-	(2,113)	-	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	3,587	-	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	(7,600)	-	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	(4,357)	-	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	1,620	-	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	22	-	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	(80)	-	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	(316)	316	316	-	-
Morgan Stanley	Aug-22	USD	PEN	66,000	(69)	69	69	-	-
BBVA	Jan-18	USD	PEN	55,200	-	71	-	-	-
BBVA	Jan-18	USD	COP	28,800	-	(359)	-	-	-
					4,327	(401)	8,003	-	-

Derivative financial instrument - asset					7,473
Derivative financial instrument - liability					(3,146)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

Finance lease payments

Leases are shown as follows in the balance sheet as at June 30, 2019 and the income statement for first quarter of the year:

	January 1, 2019	Additions				Translation difference	June 30, 2019
Assets
Propert plant and equipment - IFRS 16	184,099	1,855				291	186,245
(-) Accumulated depreciation	-	(22,846)				(23)	(22,869)
Total	184,099	(20,991)				268	163,376

	January 1, 2019	Additions	Payments	Interest	Transfers	Translation difference	June 30, 2019
Liabilities
Non-current liabilities
Finance lease - IFRS 16	132,551	-	-	-	(13,246)	-	119,305
Finance lease - others	2,369	-	-	-	(980)	(40)	1,349
Total Non-current Liabilities	134,920	-	-	-	(14,226)	(40)	120,654

Current liabilities
Finance lease - IFRS 16	51,548	1,855	(29,706)	9,163	13,246	297	46,403
Finance lease - others	3,158	-	(1,490)	-	980	(74)	2,574
Total current Liabilities	54,706	1,855	(31,196)	9,163	14,226	223	48,977

The future leasing payments are segregated as follows:

	2019	2020	2021	2022	Others	Total
Payments Finance lease - IFRS 16	38,760	48,243	42,485	19,059	17,161	165,708

12. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2018	6/30/2019
	(audited)	(unaudited)
Non-current
Provisions for liabilities	24,537	25,796
Provisions for taxes	16,871	17,182
Provisions for dismantling	8,430	8,759
Other provisions	1,336	7,058
Total non-current	51,174	58,795

Current
Provisions for liabilities	9,020	13,854
Provisions for taxes	2,455	1,573
Provisions for dismantling	60	298
Other provisions	7,515	2,030
Total current	19,050	17,755

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 45,684 thousand U.S. dollars and 44,139 thousand U.S. dollars as of December 31, 2018 and June 30, 2019, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 3,320 thousand U.S. dollars and 3,404 thousand U.S. dollars as of December 31, 2018 and June 30, 2019, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of June 30, 2019, lawsuits outstanding in the courts were as follows:

Brazil

At June 30, 2019, Atento Brasil was involved in 10,734 labor-related disputes (11,486 labor as of December 31, 2018), being 10,490 of labor massive and 64 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 51,208 thousand U.S. dollars (46,797 thousand U.S. dollars on December 31, 2018), of which 23,810 thousand U.S. dollars Labor Massive-related, 2,557 thousand U.S. dollars Labor Outliers-related and 24,841 thousand U.S. dollars Special Labor cases related.

On June 30, 2019, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 21 thousand U.S. dollars.

On June 30, 2019, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 488 thousand U.S. dollars.

As of June 30, 2019, Atento Brasil S.A. is party to 8 civil lawsuits ongoing for various reasons (7 on December 31, 2018) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 6,070 thousand U.S. dollars (5,558 thousand U.S. dollars on December 31, 2018).

As of June 30, 2019, Atento Brasil is party to 29  disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 39,259 thousand U.S dollars (39,498 thousand U.S. dollars on December 31, 2018)

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and we intend to defend our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. Based on our interpretation of the relevant law, and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

Spain

At June 30, 2019, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 714 thousand U.S. dollars. According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At June 30, 2019, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 9,844 thousand U.S. dollars (Atento Servicios, S.A. de C.V. totaling 6,649 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V.totaling 6,484  thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina:

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible” was estimated in 1,419 thousand U.S. dollars at June 30, 2019 (1,127 thousand U.S. dollars at March 31, 2019). In July 2019, Atento Argentina and OSECAC signed an agreement and closed this issue in the same amount of the risk estimated.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars		Thousands of U.S. dollars
	For the three months ended June 30,		For the six months ended June 30,
Income taxes	2018	2019	2018	2019
	(unaudited)		(unaudited)
Current tax expense	(2,621)	(7,031)	(12,440)	(10,676)
Deferred tax	3,081	5,578	7,384	12,042
Write-off of deferred tax assets	-	4,554	-	(33,251)
Total income tax expense	460	3,101	(5,056)	(31,885)

For the three months ended June 30, 2019, Atento Group’s consolidate financial statements presented a loss before income tax in the amount of loss of  (9,724) thousand U.S. dollars and a tax benefit of  3,101 thousand U.S. dollars compared to a profit before income tax in the amount of  3,581 thousand U.S. dollars and a tax benefit of  460 thousand U.S. dollars for the three months ended June 30, 2018. This movement is due to the losses before tax  the non-deductible costs occurred in our holding Companies.

For the six months ended June 30, 2019, Atento Group’s consolidate financial statements presented loss before income tax in the amount of  (20,349) thousand U.S. dollars and a tax expense of  31,885 thousand U.S. dollars compared to a profit before income tax of  7,433 thousand U.S. dollars and a tax expense of  5,056 thousand U.S. dollars for the six months ended June 30, 2018. Income tax expense for the six months ended June 30, 2018 and 2019 totaled $5.1 million and $31.9 million, respectively. Income tax expense for the six months ended June 30, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment, signed in May,2019.

In the first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

14. EARNINGS/(LOSS) PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	3,266	(6,872)	1,302	(52,847)
Weigthed average number of ordinary shares	73,909,056	74,157,789	73,909,056	74,228,994
Basic (loss)/earnings per share from continuing operations (in U.S. dollars)	0.04	(0.09)	0.02	(0.71)

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The share-based plan was first granted in October 2014.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Profit/(loss) attributable to equity owners of the Company
Atento’s Profit/(loss) attributable to equity owners of the parent from continuing operations (in thousands of U.S. dollars)	3,266	(6,872)	1,302	(52,847)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	637,839		637,839
Adjusted weighted average number of ordinary shares	74,546,895	74,157,789	74,546,895	74,228,994
Diluted (loss)/earnings per share from continuing operations (in U.S. dollars) (1)	0.04	(0.09)	0.02	(0.71)

(1) For the three months ended June 30, 2019, potential ordinary shares of 2.184.753, relating to the stock option plan were excluded from the calculation of diluted net loss per share, as their effect would dilute the loss per share.

15. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are David Danon, Vishal Jugdeb, Thomas Iannotti, David Garner, Stuart Gent, Charles Megaw, Antonio Viana-Baptista and Carlos López-Abadía.

At June 30, 2019, some members of Board of Directors have the right to the stock-based compensation as described in Note 9.

Change in Board of Directors

On November 6, 2018, Melissa Bethell and Devin O’Reilly resigned from their position of directors of Atento, S.A, The Board of Directors then elected David Danon and Charles Megaw to serve both as Class III Directors replacing Ms. Bethell and Mr. O’Reilly, respectively. Additionally, Thomas Iannotti substitutes Melissa as Chairman to the Compensation and Sustainability Committee.

David Danon, 37, has 13 years of experience in the private equity industry.  He is currently a Principal of Bain Capital Private Equity (Europe) LP and a board member of Autodistribution, MSX International and Italmatch.  Prior to his position at Bain, Mr. Danon worked as an analyst in Lehman Brother’s Merchant Banking division from 2005 to 2008. Mr. Danon has a Master’s in Business from HEC Paris.

Charles Megaw, 48, has over 22 years of experience in the business and financial services industry.  Mr. Megaw joined Bain Capital in 2007 and is an Operating Partner in the London office. Prior to joining Bain Capital, Mr. Megaw was a Partner at Bain & Company where he worked in a variety of industries. He is currently a member of the Board of Directors of MSX International. Mr. Megaw holds an MA and PhD from the University of Cambridge in the United Kingdom.

                On January 18, 2019, the Board elected Carlos López-Abadía to serve as Class II director and appointed him as Chief Executive Officer. On February 28, 2019, Alejandro Reynal resigned from his position as director and CEO of Atento, S.A.

                Carlos López-Abadía, boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thirty years. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations.

Also on January 18, 2019, Marie-Catherine Brunner resigned from her position of director of Atento, S.A. The Board then elected Vishal Jugdeb to serve as Class II director replacing Ms. Brunner.

Vishal Jugdeb, 42, has served as a member of our board of directors since October 2015. Mr. Jugdeb is a Corporate Manager of Bain Capital, LLC, Luxembourg, which he joined in 2014. Prior to that, he served as Senior Manager at Alter Domus Luxembourg S.à r.l., a provider of corporate and management services.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2018 and 2019:

	For the six months ended June 30,
	2018	2019
	(unaudited)
Total remuneration paid to key management personnel	3,538	2,901

16. OTHER INFORMATION

a.          Guarantees

At June 30, 2019, the Atento Group has guarantees and commitments to third parties amounting to 340,437 thousand U.S. dollars (383,286 thousand U.S. dollars at December 31, 2018).

17. SUBSEQUENT EVENT

On July 22, 2019, our Board of Directors (“the Board”) approved an extension of the authorization for the buyback program given last July 26, 2018 until next September 29, 2019. Furthermore, in the same Board meeting it was also approved the authorization from September 29,2019 to May 31, 2020 to repurchase shares for employees in compliance with the 2014 Omnibus Incentive plan of Atento.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 12 to the unaudited interim consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: July 30, 2019.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer